UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No._ )*

Gaming Partners International Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36467A107

(CUSIP Number)

Naoki Terasawa

Angel Holdings Godo Kaisha

8-1-5 Seikadai Seika-cho, Souraku-gun

Kyoto, 619-0238

Japan

+81-774-98-6780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Christine M. Pallares

Hogan Lovells US LLP

875 Third Avenue

New York, NY 10022

(212) 918-3000

November 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467A107

1	NAMES OF REPORTING PERSONS

Angel Holdings Godo Kaisha

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,068,226[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,068,226

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

______________

1 Based on 8,045,968 shares of Common Stock (as defined below) outstanding as of November 27, 2018 as represented by GPI (as defined below) in the Merger Agreement (as defined below). Pursuant to the Voting Agreement described below, the Reporting Persons (as defined below) may be deemed to have beneficial ownership of 4,068,226 shares of Common Stock as represented to the Reporting Persons by the Stockholders (as defined below) in the Voting Agreement.

2 See Note 1.

3 See Note 1.

CUSIP No. 36467A107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yasushi Shigeta

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,068,226[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,068,226

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

 ______________

1 As noted above, based on 8,045,968 shares of Common Stock outstanding as of November 27, 2018 as represented by GPI in the Merger Agreement. Pursuant to the Voting Agreement described below, the Reporting Persons may be deemed to have beneficial ownership of 4,068,226 shares of Common Stock as represented to the Reporting Persons by the Stockholders in the Voting Agreement.

2 See Note 1.

3 See Note 1.

(Continued on following pages)

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Gaming Partners International Corporation, a Nevada corporation (“GPI”). GPI’s principal executive offices are located at 3945 W. Cheyenne Avenue, #208, North Las Vegas, Nevada 89032.

Item 2.	Identity and Background.

(a)-(c) The persons filing this Statement are Angel Holdings Godo Kaisha (“Angel”), a company organized under the laws of Japan, and Yasushi Shigeta, an individual citizen of Japan. Angel and Mr. Shigeta are together referred to in this Statement as the “Reporting Persons”.

The principal business address of both Mr. Shigeta and Angel is 8-1-5 Seikadai Seika-cho, Souraku-gun, Kyoto, 619-0238, Japan. Angel, together with its subsidiaries and affiliates, manufactures and supplies playing cards and card games for both the gaming industry and the retail market. A world leader in casino playing cards and table game equipment, Angel’s many groundbreaking innovations include the best-selling Angel Protect Pre-shuffled Cards, and the Angel Eye® series of electronic shoes. Mr. Shigeta is the sole member of, and may be deemed to beneficially own securities beneficially owned by, Angel.

This Statement is filed on behalf of the Reporting Persons. The Reporting Persons have entered into a Joint Filing Agreement, dated November 30, 2018, a copy of which is filed with this Statement as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”).

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Shigeta is the sole member of Angel and is a citizen of Japan.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in the Item 4 response below, the Voting Agreement Shares (as defined below) to which this Statement relates have not been purchased by the Reporting Persons, and thus no funds were expended in connection with the execution of the Voting Agreement (as defined below). As an inducement for Angel to enter into the Merger Agreement described in Item 4, Holding Wilson, S.A. and Elisabeth Carretté (together, the “Stockholders”), entered into a Voting Agreement, dated as of November 27, 2018 (the “Voting Agreement”), with Angel with respect to the Voting Agreement Shares. Angel did not pay any consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction.

As a condition and an inducement to the willingness of Angel to enter into the Merger Agreement, concurrently with the execution of the Merger Agreement, Angel (on the one hand) and the Stockholders (on the other hand) entered into the Voting Agreement. The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement. Each of the Merger Agreement and the Voting Agreement are described below.

Merger Agreement

On November 27, 2018, Angel, AGL Nevada Corporation, a Nevada corporation and wholly owned subsidiary of Angel (“Merger Sub”), and GPI entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into GPI (the “Merger”), with GPI to be the surviving corporation (the “Surviving Corporation”) upon the effective time of the Merger (the “Effective Time”). As a result of the Merger, the Surviving Corporation will become a wholly owned subsidiary of Angel.

At the Effective Time, subject to the terms and conditions of the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned immediately prior to the Effective Time by GPI (or held in GPI’s treasury), Angel, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries (which will be cancelled without consideration in the Merger)) will be converted into the right to receive $13.75 per share of Common Stock, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding.

Pursuant to the Merger Agreement, at the Effective Time (i) the directors of Merger Sub will become the directors of the Surviving Corporation and (ii) the officers of Merger Sub will become the officers of the Surviving Corporation. Also pursuant to the Merger Agreement, at the Effective Time, the articles of incorporation of the Surviving Corporation will be amended and restated in their entirety as set forth in the Merger Agreement and the bylaws of Merger Sub will become the bylaws of the Surviving Corporation. Upon completion of the Merger, GPI’s common stock will be delisted from the Nasdaq Stock Market and will be eligible for termination of registration under the Exchange Act.

Consummation of the Merger is subject to various conditions, including, among others, (i) approval of the Merger Agreement by the holders of a majority of the outstanding shares of Common Stock, (ii) receipt by Angel of certain specified gaming licenses, (iii) if required, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iv) the absence of any law, order or injunction prohibiting the Merger. Each party’s obligation to consummate the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions and generally subject to certain materiality qualifiers, the accuracy of the representations and warranties of the other party and (b) performance in all material respects by the other party of its obligations under the Merger Agreement.

Voting Agreement

On November 27, 2018, concurrently with the execution of the Merger Agreement, Angel entered into the Voting Agreement with the Stockholders. As represented to the Reporting Persons by the Stockholders, shares of Common Stock beneficially owned by the Stockholders subject to the Voting Agreement (the “Voting Agreement Shares”) consisted of an aggregate of 4,068,226 shares of Common Stock, constituting approximately 50.6% of the total issued and outstanding shares of Common Stock as of November 27, 2018. Pursuant to the Voting Agreement, the Stockholders have agreed to vote, or cause the holder of record to vote, the Voting Agreement Shares in favor of (i) approval of the Merger Agreement and the transactions contemplated thereby and (ii) any proposal to adjourn or postpone a meeting of stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement.

Further, the Stockholders have agreed to vote against (i) approval of any proposal made in opposition to adoption of the Merger Agreement or the transactions contemplated by the Merger Agreement or in competition or inconsistent with the Merger and (ii) any action, proposal or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of GPI under the Merger Agreement or that would reasonably be expected to prevent or materially delay or adversely affect the consummation of the Transactions contemplated by the Merger Agreement. The Stockholders have also agreed, beginning on or after the No-Shop Period Start Date (as defined in the Merger Agreement), not to facilitate any effort or attempt by another entity to make an acquisition proposal for GPI, including by refraining from discussing or providing information to any person in connection with such a proposal. In the Voting Agreement, the Stockholders also agreed not to, among other things, sell, pledge, encumber, exchange, assign, grant an option with respect to, transfer, tender or otherwise dispose of, or enter into any agreement, arrangement or commitment providing for the transfer of, any Voting Agreement Shares.

Pursuant to the Voting Agreement, each Stockholder has granted Angel an irrevocable proxy with respect to the Voting Agreement Shares, which irrevocable proxy allows Angel to vote such shares in the manner set forth above.

The Voting Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement pursuant to Section 7 thereof, (ii) the Effective Time and (iii) the occurrence of a Company Adverse Change Recommendation (as defined in the Merger Agreement).

The foregoing descriptions of the Merger Agreement and the Voting Agreement are only summaries thereof and are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and the Voting Agreement are filed as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Reporting Persons, GPI or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures of GPI or the Reporting Persons.

Except as set forth in this Statement, the Merger Agreement and the Voting Agreement, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As described in Item 4 above, pursuant to the Voting Agreement, the Stockholders have agreed to vote, and have granted to Angel an irrevocable proxy to vote, the Voting Agreement Shares in favor of the Merger and the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement. As a result, Angel may be deemed to have beneficial ownership of 4,068,226 shares of Common Stock outstanding as represented to the Reporting Persons by the Stockholders in the Voting Agreement. As described in Item 2 above, Mr. Shigeta is the sole member of, and may be deemed to beneficially own securities beneficially owned by, Angel. Based on 8,045,968 shares of Common Stock outstanding as of November 27, 2018, a represented by GPI in the Merger Agreement, the Reporting Persons may be deemed to have beneficial ownership of 50.6% of the outstanding shares of Common Stock.

Other than the shares of Common Stock that may be deemed to be beneficially owned as a result of the Voting Agreement, the Reporting Persons do not beneficially own any additional shares of Common Stock.

(b) Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have shared power to vote or direct the voting of 4,068,226 shares of Common Stock owned by the Stockholders with respect to the adoption of the Merger Agreement or in connection with certain other matters described in Item 4 above.

(c) Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Other than the Stockholders, to the Reporting Persons’ knowledge, no other person has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock described herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 3, 4 and 5 and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of GPI, including, without limitation, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of GPI.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated November 30, 2018.*

Exhibit 2:	Agreement and Plan of Merger, dated as of November 27, 2018, by and among Angel Holdings Godo Kaisha, AGL Nevada Corporation and Gaming Partners International Corporation (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Gaming Partners International Corporation on November 27, 2018).

Exhibit 3:	Voting Agreement, dated as of November 27, 2018, by and among Angel Holdings Godo Kaisha, Holding Wilson, S.A. and Elisabeth Carretté.*

*	Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2018

Angel Holdings Godo Kaisha

By:	/s/ Naoki Terasawa
Name: Naoki Terasawa
Title: Authorized Person

YASUSHI SHIGETA

By:	/s/ Yasushi Shigeta